UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *           CERTIFICATE
ENTERGY ENTERPRISES, INC.       *       PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

September  30,  1998  by Entergy Enterprises, Inc.  (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding  certain associate companies (Excluded Companies<FN1>),

(e) provide directly, or indirectly through one or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

       During  the  quarter,  Enterprises  has  been  engaged  in preliminary  development  activities  relating  to  investigating sites,  research,  contract drafting and negotiations,  acquiring options  or  rights, partnership selection and  other  activities necessary  to  identify and analyze investment opportunities  for

Entergy.  These  development  activities  include  domestic   and

international opportunities.

      During  the  quarter,  Enterprises  expended  $558,777  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded   an   expenditure   of  $14,235,095   for   preliminary

development activities associated with potential investments that would qualify as "foreign utility companies" under Section 33  of

the  Act.   Enterprises also expended $1,822,276 for  preliminary

development activities associated with potential investments that

would   qualify  as  "nonutility  business"  and   $594,640   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.   Finally, Enterprises  recorded

a  credit  of  $2,646,550 for preliminary development  activities associated  with  potential investments in other domestic  energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to  its  associate companies, EPI, Entergy Power Marketing Corp.,

Entergy   Power  Edesur  Holding  Ltd.,  Entergy  S.A.,   Entergy

Integrated  Solutions,  Inc.  (EIS), Entergy  Technology  Holding

Company  (ETHC), Entergy Technology Company (ETC), Entergy  Power

Development  Corporation, Entergy International  Holdings,  Ltd.,

LLC    (formerly    Entergy   Power   Development   International

Corporation),  Entergy Pakistan, Ltd., EP Edegel,  Inc.,  Entergy

Power CBA Holding Ltd., Entergy Operations Services Inc., Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corporation,   Entergy  Power  Generation  Corporation,   Entergy

Business Solutions, Inc., Entergy Trading and Marketing Ltd.  and

Entergy   Nuclear,  Inc.  (ENI).    Enterprises   charged   these

companies  for  direct costs incurred plus  an  indirect  loading

based upon current month Enterprises administrative charges.   In

regard to EPI ($156,832), these services related to the marketing of  EPI  capacity  and  energy to other utilities  at  wholesale,

preparation  of  contracts and regulatory filings,  oversight  of

plant   operations  and  maintenance  by  plant  operators,   and

procurement of transmission services.  In regard to Entergy Power

Marketing  Corp. ($3,047,143) and Entergy Trading  and  Marketing

Ltd. ($265,108) these services related to the marketing of energy

commodities  to  third  parties  at  wholesale,  preparation   of

contracts  and regulatory filings and procurement of transmission

services.    In  regard  to  Entergy  Business  Solutions,   Inc.

($506,439)  these  were  primarily  administrative  services.  In regard  to  EIS ($1,004,713), Entergy Power Edesur  Holding  Ltd.

($152,218),   ETHC   ($1,478,377),  Entergy  Technology   Company

($454,432) Entergy Power Development Corp. ($7,900,919),  Entergy

International  Holdings, Ltd.,LLC ($2,708,381), Entergy  Pakistan

Ltd.  ($67,971),  EP Edegel, Inc. ($197,565), Entergy  Power  CBA

Holding  Ltd.  (a credit of $1,956), Entergy Operations  Services

Inc.  ($207,801),  Entergy  Power  Operations  Corp.  ($495,960),

Entergy  Power  International Holdings Corp.  ($688,856)  Entergy

Power  Generation  Corp.  (a  credit of  $126,157),  and  Entergy

Nuclear,  Inc. ($397,047), these services were primarily  related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,600 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

          As previously reported, Enterprises concluded  its CCLM

testing  program  and does not intend to resume testing  of  CCLM

dedicated   systems   in  the  foreseeable   future.     However,

consistent   with  Enterprises'  authorization   to   engage   in

preliminary  development  activities,  Enterprises  continues  to investigate  other  utility and energy  related  applications  of communications  technologies, including automated meter  reading,

power  outage reporting and consumer accessible information  such as  real-time  meter  information and  bill  estimation  systems.

Amounts   expended  by  Enterprises  in  connection   with   such

preliminary  development activities are reported  as  "nonutility business" related expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and capitalize any O&M Subsidiaries.

VI.  Nature and Extent of O&M Services Provided.

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided nuclear management services to Maine Yankee

Atomic Power Company.  A contract was signed on November 6, 1997,

to  extend the original agreement to provide management  services for  initial  decommissioning activities  through  September  30,

1998.   ENI  was  paid a fixed monthly fee and certain  incentive

fees  for providing these services and was reimbursed its  actual expenses  for labor and related charges at cost for the  services provided.  The  total amounts billed for services  in  the  third quarter  were $943,761 consisting primarily of Maine Yankee  fees and  reimbursable expenses.  On September 30, 1998,  a  long-term contract was executed, effective October 1, 1998, authorizing ENI to  continue  to  provide management services in respect  of  the

decommissioning of Maine Yankee through 2004, the end   of  plant

decommissioning.

      In  addition,  during  the quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI), provided power project related  operation and management services to several  customers,

including   professional   advice,   technical   expertise    and

maintenance services.  Specifically, EOSI's services included the

following:   substation  maintenance,  bushing  replacement   and

transformer oil drain, test and refill for TransAmerican Refining

Corporation;  provided on going load flow and coordination  study for  Grace  Davison,  Inc.; installation  of  a  transformer  for

Praxair,  Inc.; installation of a padmount transformer for  North

American  Fabricators;  performed an engineering  analysis  of  a failed  transformer  for the U.S. Army Corp. of  Engineers.  EOSI also received final payment for the disconnection of a switch and installation  of a neutral ground resistor for Koch Hydrocarbons,

S.E.,  Inc.  The total amounts billed for services in  the  third quarter  were  $629,715.82 consisting of market  based  fees  and reimbursable expenses.

     Entergy and Enterprises represent that no Excluded Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excluded Company to its customers.

VII.        Financing,  Amortization  and  Financial   Statements

During the three months ended September 30, 1998:

      A. Enterprises incurred no amortization expenses related to the organization of EIS.

      B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the nine month  period  ended

September 30, 1998 are included as Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this  certificate  to be executed on this 16th day  of  November,

1998.

ENTERGY CORPORATION



By:  /s/ Steven C. McNeal
     Steven C. McNeal
     Director, Corporate Fianance

ENTERGY ENTERPRISES, INC.


By: /s/ Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________
<FN1> The Excluded Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.